1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

February 19, 2025

Via Edgar

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Attn: Ms. Anu Dubay

Re:	HPS Corporate Lending Fund

Registration Statement on Form N-14

File No. 333-284461

Dear Ms. Dubay:

On behalf of HPS Corporate Lending Fund (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in phone calls on February 4, 2025, between Anu Dubay of the Staff and Matthew Carter of Dechert LLP, counsel to the Company, relating to the Company’s registration statement on Form N-14 that was filed with the SEC on January 24, 2025 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in Amendment No. 1 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

Legal Comments

1.	Comment: Please confirm to us that the exchange offer will be open for at least 20 full business days. See Q&A #8 in Exchange Act Release 16623, March 5, 1980.

Response: The Company confirms that the Amended Registration Statement will state that the exchange offer will close on the date following the 20th business day from the opening of the exchange offer.

2.	Comment: Please confirm to us that the exchange offer will be open at least through midnight on the 20th business day. See 14d-1(g)(3).

February 19, 2025 Page 2

Response: As noted in the prior response, the Company confirms that the exchange offer will be open at least through midnight on the 20th business day from the date of the prospectus.

3.

Comment: The disclosure regarding the exchange offer on page 7 of the prospectus notes that the Company is registering the Exchange Notes in reliance on interpretations by the staff of the SEC set forth in no-action letters, including Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide a supplemental letter stating that the Company is making the exchange offer in reliance on these no-action letters and confirm the conditions and representations required to be made thereunder.

Response: As requested, the Company will provide a supplemental letter to the Staff stating that the Company is making the exchange offer in reliance on such no-action letters and confirming the conditions and representations required to be made thereunder.

4.	Comment: On page 33, please add a hyperlink to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2024, as required by Rule 0-4(d) of the 1940 Act.

Response: The Company has included the requested hyperlink in the Amended Registration Statement.

5.	Comment: On page 82, under the heading “Investment Personnel,” please add a hyperlink to the Company’s Form 10-K as required by Rule 0-4(d) of the 1940 Act.

Response: The Company has included the requested hyperlink in the Amended Registration Statement.

6.

Comment: We note that in Part C, exhibits (11) and (12) will be filed by amendment. Confirm to us that these opinions will be filed by pre-effective amendment and will be consistent with Staff Legal Bulletin 19.

Response: As requested, the Company confirms that exhibits (11) and (12) will be filed by pre-effective amendment and will be consistent with Staff Legal Bulletin 19.

* * * * * *

February 19, 2025 Page 3

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com or Thomas Friedmann at (617) 641-7120 or by email at thomas.friedmann@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Michael Patterson, HPS Corporate Lending Fund

Grishma Parekh, HPS Corporate Lending Fund

Robert Busch, HPS Corporate Lending Fund

Thomas J. Friedmann, Dechert LLP

Nadeea Zakharia, Dechert LLP